03041023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47939

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 9 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2002 (MM/DD/YY) AND ENDING October 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 State Street
(No. and Street)

Boston (City) Massachusetts (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William M. Steul, Vice President 617-482-8260
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name — *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) Massachusetts (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William M. Steul, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Eaton Vance Distributors, Inc., as of

October 31 2003, ~~19~~____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

William M Steul
Signature

Vice President
Title

Ellen A Burke
Notary Public

Commonwealth of Massachusetts

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EATON VANCE DISTRIBUTORS, INC.
(SEC I.D. NO. 8-47939)

Financial Statements and Supplemental
Schedule for the Year Ended October 31, 2003
and Independent Auditors' Report and
Supplemental Report on Internal Control
Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116
USA

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Eaton Vance Distributors, Inc.:

We have audited the following financial statements of Eaton Vance Distributors, Inc. (the "Company") (a wholly owned subsidiary of Eaton Vance Management) for the year ended October 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the financial statements include significant transactions with Eaton Vance Management and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Eaton Vance Distributors, Inc. as of October 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 12, 2003

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
October 31, 2003

ASSETS	
Cash	$ 18,463,519
Investments at market value	14,667,523
Accounts receivable from affiliates, net	1,478,504
Accounts receivable from sales of mutual fund shares	1,235,168
Intercompany note receivable	35,039,536
Other receivables	7,544,747
Deferred tax asset	175,569
Prepaid expenses	98,576
TOTAL	$ 78,703,142
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 12,162,716
Accounts payable for mutual fund shares sold	1,200,476
Total liabilities	13,363,192
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 200,000 shares authorized; 20,000 shares issued and outstanding	20,000
Paid-in capital	52,730,000
Retained earnings	12,589,950
Total stockholder's equity	65,339,950
TOTAL	$ 78,703,142

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF INCOME
Year Ended October 31, 2003

REVENUE:	
Service agreement income	$ 78,196,733
Service fees	74,789,826
Underwriting fees	5,080,995
Interest and other	2,752,554
Total revenue	160,820,108
EXPENSES:	
Service fee expense	59,998,187
Distribution fee expense	50,705,026
Employee compensation and benefits	36,216,226
Other operating expenses	9,944,048
Total expenses	156,863,487
INCOME BEFORE INCOME TAXES	3,956,621
PROVISION (CREDIT) FOR INCOME TAXES:	
Current	2,163,485
Deferred	(175,159)
Total provision for income taxes	1,988,326
NET INCOME	$ 1,968,295

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended October 31, 2003

	Common Stock	Paid-In Capital	Deferred Compensation	Retained Earnings	Total Stockholder's Equity
BALANCE, NOVEMBER 1, 2002	$ 20,000	$ 52,730,000	$ (100,021)	$10,621,655	$ 63,271,634
Compensation expense			100,021		100,021
Net income				1,968,295	1,968,295
BALANCE, OCTOBER 31, 2003	$ 20,000	$ 52,730,000	$ -	$12,589,950	$ 65,339,950

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS
Year Ended October 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,968,295
Adjustments to reconcile net income to net cash used for operating activities:	
Deferred income taxes	(175,159)
Compensation expense related to restricted stock issuance	100,021
Changes in:	
Investments	(14,518,885)
Accounts receivable from affiliates, net	(355,616)
Accounts receivable from sales of mutual fund shares	1,815,986
Other receivables	(249,696)
Prepaid expenses	125,603
Accounts payable and accrued liabilities	1,374,944
Accounts payable for mutual fund shares sold	(1,836,177)
NET CASH USED FOR OPERATING ACTIVITIES	(11,750,684)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Intercompany note receivable	(35,039,536)
NET CASH USED FOR INVESTING ACTIVITIES	(35,039,536)
NET DECREASE IN CASH	(46,790,220)
CASH, BEGINNING OF YEAR	65,253,739
CASH, END OF YEAR	$ 18,463,519
SUPPLEMENTAL INFORMATION:	
Income taxes paid	$ 75,384

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

Eaton Vance Distributors, Inc. (the Company) is the principal underwriter for the regulated investment companies in the Eaton Vance family of mutual funds.

The Company is a wholly-owned subsidiary of Eaton Vance Management (EVM), which is ultimately a wholly-owned subsidiary of Eaton Vance Corp. (EVC). Certain officers and/or directors of the Company are also officers and/or directors of EVM and EVC. Revenue is largely dependent on the total value and composition of assets under management, which include domestic and international equity, domestic and international debt, and bank loan portfolios. Accordingly, fluctuations in financial markets and in the composition of assets under management impact revenue and the results of operations.

These financial statements were prepared from the separate records maintained by Eaton Vance Distributors, Inc., which include significant transactions with EVM and its subsidiaries and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Changes in these estimates may affect amounts reported in future periods.

Investments
Investments are recorded at market value and consist principally of money market funds and other Eaton Vance mutual funds. Net realized and unrealized holding gains or losses on these investments are reflected as a component of other revenue or other operating expense, as appropriate. The average cost method is used to determine the realized gain or loss of securities sold.

Mutual Fund Underwriting Activities
The Company records accounts receivable from sales of mutual fund shares and accounts payable for mutual fund shares sold on a settlement-date basis, which approximates trade-date basis. Commission income and expense from sales of mutual fund shares are recorded on a trade-date basis.

Revenue Recognition
Service fees are recognized as services are provided to mutual funds. Service fees are recorded gross of any third-party service fee agreements, which are recorded in service fee expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related Party Transactions

The Company entered into a purchase and sale agreement with EVM effective November 1, 2002, whereby the Company has agreed to sell its right to receive revenue under distribution agreements with certain of the funds in the Eaton Vance family of mutual funds in exchange for EVM's agreement to assume the costs incurred by the Company in connection with these distribution agreements. For the year ended October 31, 2003, the revenue earned by EVM and the costs incurred by EVM under this agreement were as follows:

Revenue earned by EVM:	
Distribution fees received from investment companies	$ 138,968,253
Contingent deferred sales charges	2,653,048
Costs incurred by EVM:	
Amortization of deferred sales commissions	$ 85,137,307
Deferred sales commissions	199,120,566

In addition, the Company has a service agreement with EVM whereby EVM will compensate the Company for distributing shares of investment companies for which EVM or its wholly owned subsidiary, Boston Management and Research, is the investment adviser. In return for acting as the distributor, the Company will be compensated in an amount equal to one hundred and two percent (102%) of all of the Company's operating expenses less the Company's operating income on a monthly basis. Operating income and operating expenses are determined in accordance with generally accepted accounting principles. For the year ended October 31, 2003 the Company earned $78,196,733 under this agreement, which is recorded as service agreement income in the statement of income.

The Company has a note receivable, with a remaining balance of $35,039,536, due from EVM. Interest on the note accrues at a rate of 1.33%, with interest amounts due on a quarterly basis. The note may be prepaid in part or in full at any time. The Company earned interest income on the note of $103,331 for the year ended October 31, 2003.

Income Taxes

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities. Deferred income taxes at October 31, 2003 consist of a deferred tax asset of $175,569 related to start-up costs associated with closed-end mutual funds. The Company is included in the consolidated federal tax return of EVC. The Company computes its current and deferred tax provision in a manner that is representative of how the Company would have computed its provision had it not been included in the consolidated federal tax return of EVC.

Financial Instruments

Estimates of the fair value of financial instruments have been determined by the Company using valuation methodologies based on assumptions involving discount rates and future cash flows. Financial instruments subject to such disclosure include cash, accounts receivable from affiliates, net, intercompany note receivable, other receivables, and accounts payable and accrued liabilities. Management has determined that the carrying value of these financial instruments approximates their fair value as of October 31, 2003.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At October 31, 2003, the Company had net capital of $20,530,173, which exceeds its minimum capital requirement of $864,699 at October 31, 2003. The ratio of aggregate indebtedness to net capital at October 31, 2003 was .63-to-1.

4. EMPLOYEE BENEFIT PLANS

Profit Sharing Retirement Plans
The Company has two profit sharing retirement plans for the benefit of substantially all employees. The Company contributed $1,504,314 for the year ended October 31, 2003, representing 15 percent of eligible compensation for the year.

Savings Plan and Trust
The Company has a Savings Plan and Trust which qualifies under Section 401 of the Internal Revenue Code. All full-time employees who have met certain age and length of service requirements are eligible to participate in the plan. This plan allows participating employees to make elective deferrals up to the plan's annual limitations. The Company then matches each participant's contribution on a dollar-for-dollar basis up to a maximum of $1,040. The Company's expense under the plan was $170,921 for the year ended October 31, 2003.

Supplemental Profit Sharing Plan
The Company has an unfunded, non-qualified Supplemental Profit Sharing Plan whereby certain key employees of the Company may receive profit sharing contributions in excess of the amounts allowed under the profit sharing retirement plans. No employee may receive combined contributions in excess of $30,000 related to the Profit Sharing Retirement Plans and the Supplemental Profit Sharing Plan. The Company's expense under the supplemental plan for the year ended October 31, 2003 was $7,757.

Restricted Stock Plan
EVC has a Restricted Stock Plan administered by the Compensation Committee of the Board of Directors under which restricted stock may be granted to key employees of the Company. Shares of EVC's non-voting common stock granted under the plan are subject to restrictions on transferability and carry the risk of forfeiture, based in each case on such considerations as the Compensation Committee shall determine. Unless the Compensation Committee determines otherwise, restricted stock that is still subject to restrictions upon termination of employment shall be forfeited. Restrictions on shares granted lapse in three years from date of grant.

In fiscal 2001, 12,228 shares were issued pursuant to the plan at a weighted average grant date fair value of $24.53. No such shares were issued in fiscal year 2002 or 2003. Because these shares are contingently forfeitable, compensation expense is recorded over the forfeiture period. The Company recorded compensation expense of $100,021 for the year ended October 31, 2003 relating to those shares granted in fiscal 2001.

5. EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(1) thereof.

6. MAJOR SOURCES OF REVENUE

The Company derives its revenue primarily from underwriting and service fees earned pursuant to underwriting and distribution agreements with regulated investment companies in the Eaton Vance family of mutual funds.

The portfolio and related funds that provided over 10 percent of the total revenue of the Company is as follows:

Tax Managed Growth Portfolio and related funds:	
Underwriting and service fees	$32,622,154
Percent of revenue	20.3%

7. INCOME TAXES

Income taxes, as stated as a percentage of income before income taxes, are comprised of the following:

Federal statutory rate	35.0%
Increases in taxes from:	
State income taxes (net of effect of federal tax)	1.3%
Non deductible meals and entertainment expense	13.0%
Other nondeductible expenses	1.0%
Provision for income taxes	50.3%

******

EATON VANCE DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
October 31, 2003

CAPITAL - Stockholder's equity	$ 65,339,950
DEDUCTIONS:	
Nonallowable assets:	
Other receivables	7,106,571
Accounts receivable from affiliates	37,145,738
Prepaid expenses	98,576
Deferred income taxes	163,864
Total deductions	44,514,749
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	20,825,201
HAIRCUTS ON SECURITIES	295,028
NET CAPITAL	$ 20,530,173
AGGREGATE INDEBTEDNESS:	
Accounts payable for mutual fund shares sold	$ 180,071
Accounts payable and accrued liabilities	12,162,716
Accounts payable to affiliate	627,698
TOTAL AGGREGATE INDEBTEDNESS	$ 12,970,485
MINIMUM NET CAPITAL REQUIREMENT OF BROKER OR DEALER (The greater of 6-2/3% of aggregate indebtedness, as defined, or $25,000)	$ 864,699
EXCESS NET CAPITAL	$ 19,665,474
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.63

There are no material differences between the net capital computation above and that per the FOCUS report as filed.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116
USA

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

December 12, 2003

To the Board of Directors of
Eaton Vance Distributors, Inc.
255 State Street
Boston, MA 02109

In planning and performing our audit of the financial statements of Eaton Vance Distributors, Inc. (the "Company") for the year ended October 31, 2003 (on which we issued our report dated December 12, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are

subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP